PRESS RELEASE
FOR IMMEDIATE RELEASE


CONTACT INFORMATION:
Karen Chrosniak, Director of Investor Relations
Ed Babcock, VP of Finance
Adelphia Business Solutions
877-496-6704



            ADELPHIA BUSINESS SOLUTIONS, INC ANNOUNCES FIRST QUARTER
                              RESULTS OF OPERATIONS


                         Coudersport, PA - May 14, 2001




John J. Rigas, Chairman of Adelphia Communications Corporation ("Adelphia") (NASDAQ: ADLAC) and Adelphia Business Solutions, Inc. ("the Company") (NASDAQ:
ABIZ) reported results of operations for the Company for the first quarter which ended on March 31, 2001. First quarter results saw record levels of consolidated operating revenues of $110.3 million. Net loss applicable to common stockholders for the first quarter totaled $103.0 million, or $1.33 per share, compared with $58.8 million, or $0.85 per share, for the same period in the prior year. Summarized financial results are included in Tables 1, 2, and 3 below.

As presented in Table 1, consolidated revenues increased by 59% to $110.3 million in the March 2001 quarter, from $69.3 million in the March 2000 quarter and were at approximately the same level as the December 2000 quarter. Consolidated revenues were comprised of voice revenue (includes local, long-distance and other revenues) of $87.5 million in the March 2001 quarter as compared with $57.0 million in the March 2000 quarter and data revenue (includes internet, dedicated access and data services) of $22.8 million in the March 2001 quarter as compared with $12.3 million in the March 2000 quarter. Average revenue per installed access line in the March 2001 quarter was approximately $49 per month, in line with $50 per month in the prior quarter. Consolidated revenues in the March 2001 quarter included $10.8 million of reciprocal compensation revenue, or 9.8% of revenues. The Company expects calendar 2001 revenues to be approximately $485 million to $500 million, with second quarter 2001 revenues slightly higher than the March 2001 quarter. As a result of continued revenue growth combined with cost reduction efforts associated with the revised business plan, the Company expects EBITDA losses to decrease to approximately $10 million for the second quarter of calendar 2001 and to approximately $20 million for the full year of calendar 2001.

Consolidated gross margin as a percent of sales was 44.9% in the March 2001 quarter as compared with 47.6% of sales in the December 2000 quarter. Gross margins were somewhat lower in the current quarter as the Company continues to review non-paying customers, and where necessary, disconnect customers from its networks. The Company expects gross margin as a percent of sales will improve during the second quarter and throughout the remainder of calendar 2001. Consolidated EBITDA losses for the March 2001 quarter were better than expected at $15.3 million versus a $34.2 million EBITDA loss for the December 2000 quarter. The Company achieved its goal of reducing selling, general and administrative costs associated with previous market expansion efforts, as well as controlling other discretionary spending.

In addition to the Company's EBITDA loss for the March 2001 quarter, the Company recorded a restructuring charge totaling $5.0 million comprised primarily of direct costs associated with the previously announced revision of the Company's business plan from 200 markets to its current 80 market business plan and severance costs associated with the related layoff of approximately 210 employees in January 2001.

As shown in Table 2, the Company's thirteen Class of 1996 markets continue to demonstrate strong financial results with sequential quarterly revenue growth of 5.8% in the March 2001 quarter and gross margin as a percentage of sales of 70.9%. Revenue for the Class of 1996 markets increased 39.6% as compared with the March 2000 quarter, with gross margins in excess of 70.0% of revenues for each of the past six quarters. As such, EBITDA for these markets before allocation of corporate overhead increased 64.5% from an annualized $79.4 million for the March 2000 quarter to an annualized $130.6 million for the March 2001 quarter. Furthermore, from the March 2000 quarter to the March 2001 quarter, the eight Class of 1997/1998 markets' revenues increased 73.6% from $9.4 million to $16.3 million. Gross margins for these markets increased 145.1% during the same period and annualized EBITDA before allocation of corporate overhead increased from $(0.4) million to $19.5 million, or to 29.9% of revenues in the March 2001 quarter.

The Class of 1999 markets also contributed to the Company's improved financial performance with revenue growth of 112.7% as compared to the March 2000 quarter. Furthermore, EBITDA losses before allocation of corporate overhead decreased to $23.8 million for the March 2001 quarter compared to $26.6 million in the December 2000 quarter. The Class of 2000 markets also had EBITDA losses before allocation of corporate overhead which decreased from $6.4 million in the December 2000 quarter to $4.3 million in the March 2001 quarter. As such, in the March 2001 quarter, each of the Company's Class market groupings demonstrated improved EBITDA performance for the first time, with overall EBITDA before allocation of corporate overhead of positive $9.4 million as compared to positive $1.4 million in the December 2000 quarter.

Days sales outstanding in accounts receivable increased somewhat to 83 days as of March 31, 2001 from 78 days at December 31, 2000. The Company expects days sales outstanding to decrease to the mid-seventies by June 30, 2001.

During the March 2001 quarter, the Company and its consolidated subsidiaries invested approximately $136.3 million in capital expenditures related primarily to local market construction, regional network ring activations, and the central office build-out for the Class of 1999 and 2000 markets. The Company continues to expect full year calendar 2001 capital expenditures to be approximately $470-$500 million. As of March 31, 2001, total gross property, plant and equipment of the Company and its consolidated subsidiaries, was approximately $1.9 billion. The Company's condensed consolidated balance sheets are attached on Table 3.

During the March 2001 quarter, the Company funded its free cash flow deficit with draws from the proceeds from a common stock rights offering. Proceeds from the rights offering not needed to fund the quarter's free cash flow deficit were used to pay down the Company's bank credit facility. The Company expects to fund its projected future deficits through mid-2002 through a combination of additional draws under the credit facility and additional bank or institutional indebtedness.

      A summary of the Company's non-financial statistical information as of March 31, 2001 follows:

                                        Active
                                      -----------
        Local Route Miles                 9,095
        Fiber Strand Miles              500,389
        Long-Haul Route Miles             7,879
        Buildings Connected
         on-network with owned
         facilities                       3,294
        Central Offices Connected
         on-network                         309
        Lucent 5ESS Voice Switches           30
        Data Switches                        26
        Sales Employees                     573
        Total Employees                   2,387
        Customers, including joint
         ventures                        41,883
        Average monthly revenue per
         customer                        $1,018




Adelphia Business Solutions provides integrated communications services to business customers through its state-of-the-art fiber optic communications network, including local and long distance voice services, messaging, high-speed data and internet services. For more information on Adelphia Business Solutions, or to review an electronic version of this press release visit the Company's web site at http://www.adelphia.com.

The Company will hold its quarterly conference call with investors on Monday May 14, 2001 at 1:00 p.m. Eastern Standard Time. The conference call can be accessed by dialing 800-482-5567 or 303-267-1002 internationally (passcode 1032906). A telephone replay of the conference call will be available immediately following the call and through Friday May 18, 2001. To access the replay, please dial 800-625-5288 or 303-804-1855 internationally (passcode 1032906). In addition, the conference call will be rebroadcast live via the Internet at www.adelphia-abs.com. A recording of the conference call will also be available on the Company's website from May 14, 2001 through May 25, 2001.

The statements in this press release that are not historical facts are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include among others, general economic and business conditions, competitive developments, risks associated with the Company's growth and financings, the cost and availability of capital, the development of the Company's markets, regulatory risks, risks associated with reliance on the performance and financial condition of vendors and customers, dependence on its customers and their spending patterns, the ability of the Company to execute on its business plan and to design and construct fiber optic networks and related facilities, and other risks which are discussed in the Company's filings with the Securities and Exchange Commission. Additional information regarding factors that may affect the business and financial results of Adelphia Business Solutions can be found in the Company's filings with the Securities and Exchange Commission, including the prospectus and most recent prospectus supplement under Registration Statement File No. 333-11142 (formerly No. 333-88927), under the caption "Risk Factors," and the Company's filings under the Securities Exchange Act of 1934. The Company does not undertake to update any forward looking statements in this press release or with respect to matters described herein.

ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
TABLE 1 - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)


                                                              (Unaudited)
                                                           Three Months Ended
                                                                March 31,
                                                         ----------------------
                                                            2000       2001
                                                         ----------  ----------

Revenues                                                 $   69,301  $  110,343

Operating expenses:
  Network operations                                         33,732      60,764
  Selling, general and administrative                        58,046      64,830
                                                         ----------  ----------
  EBITDA (a)                                                (22,477)    (15,251)
  Restructuring charges                                         ---       4,979
  Non-cash stock compensation                                   800         662
  Depreciation and amortization                              19,438      36,550
                                                         ----------  ----------

Operating loss                                              (42,715)    (57,442)

Other income (expense):
  Interest income                                               404         761
  Interest income - affiliate                                 5,023         ---
  Interest expense                                          (12,930)    (29,822)
  Interest expense - affiliate                                  ---      (6,772)
                                                         ----------  ----------

Loss before income taxes and equity in
 net loss of joint ventures                                 (50,218)    (93,275)

Income tax benefit (expense)                                    ---         ---
                                                         ----------  ----------

Loss before equity in net loss
 of joint ventures                                          (50,218)    (93,275)

Equity in net loss of joint ventures                           (105)       (106)
                                                         ----------  ----------

Net loss                                                    (50,323)    (93,381)

Dividend requirements applicable to
 preferred stock                                             (8,497)     (9,645)
                                                         ----------  ----------

Net loss applicable to common stockholders               $  (58,820) $ (103,026)


Basic and diluted net loss per
 weighted average share of common stock                  $    (0.85) $    (1.33)
                                                         ==========  ==========

Weighted average shares of
 common stock outstanding                                    69,431      77,523
                                                         ==========  ==========

(a) Earnings before interest, income taxes, depreciation and amortization, restructuring charges, other income/expense and non-cash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative to operating income as an indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measures of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

Adelphia Business Solutions, Inc.
Table 2 - Unaudited Combined Results of Original and Expansion Markets Before allocation of Corporate Overhead (a)



                                Quarter Ended March 31, 2001                      Quarter Ended December 31, 2000
                   ----------------------------------------------------  ---------------------------------------------------
                         Original          Expansion                           Original           Expansion
                         Markets            Markets                            Markets             Markets
                    ------------------   -----------------               ------------------   -----------------
(dollars in           Class     Class     Class    Class       Total       Class    Class      Class    Class       Total
 thousands)            of         of       of        of      Operating       of       of         of       of      Operating
                      1996     1997/98    1999      2000     Results(a)     1996    1997/98     1999     2000     Results(a)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
Revenue ........... $ 86,654  $ 16,322  $ 22,518  $  2,386   $  127,880  $  81,936  $ 14,825  $ 22,275  $  2,005  $  121,041

Direct Operating
 Expenses .........   25,247     5,827    28,280     2,326       61,680     22,440     6,365    26,060     2,370      57,235
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Gross Margin ......   61,407    10,495    (5,762)       60       66,200     59,496     8,460    (3,785)     (365)     63,806
Gross Margin
 Percentage .......    70.9%     64.3%    (25.6%)     2.5%        51.8%      72.6%     57.1%    (17.0%)   (18.2%)      52.7%

Sales, General
 and Administrative
 Expenses .........   28,766     5,614    18,082     4,330       56,792     27,970     5,644    22,781     6,031      62,426
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

EBITDA before
 allocation of
 Corporate
 Overhead (b) ..... $ 32,641  $  4,881  $(23,844) $ (4,270)      $9,408  $  31,526  $  2,816  $(26,566) $ (6,396) $    1,380
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
EBITDA as a
 Percentage
 of Revenues ......    37.7%     29.9%   (105.9%)  (179.0%)        7.4%      38.5%     19.0%   (119.3%)       NM         1.1%


                        March 2001 Quarter vs. December 2000 Quarter
                               Percentage Change Comparison
                    ---------------------------------------------------
                         Original          Expansion
                         Markets            Markets
                    ------------------   -----------------
Percent Change        Class     Class     Class    Class       Total
 Comparison            of         of       of        of      Operating
                      1996     1997/98    1999      2000     Results(a)
                    --------  --------  --------  --------   ----------

Revenues ..........     5.8%     10.1%      1.1%     19.0%         5.7%

Direct Operating
 Expenses .........    12.5%     (8.5%)     8.5%     (1.9%)        7.8%
                    --------  --------  --------  --------   ----------

Gross Margin ......     3.2%     24.1%    (52.2%)       NM         3.8%

Sales, General
 and Administrative
 Expenses .........     2.8%     (0.5%)   (20.6%)   (28.2%)       (9.0%)
                    --------  --------  --------  --------   ----------

EDITDA before
 allocation of
 Corporate
 Overhead (b) .....     3.5%     73.3%     10.2%     33.2%       681.7%
                    --------  --------  --------  --------   ----------



(a) Table 2 summarizes operating results before the allocation of corporate overhead for Adelphia Business Solutions' Original and Expansion Markets, grouped by the year or years in which operations commenced. Operating Results are presented before an allocation of Corporate Overhead for network operating control center, engineering and other administrative support functions totaling $22.2 million in the March 2001 quarter and $23.7 million in the December 2000 quarter and before a bad debt provision for previously recorded revenues of $15 million in the December 2000 quarter.

(b) Earnings before interest, income taxes, depreciation and amortization, restructuring charges, other income/expense and noncash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measure of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

Adelphia Business Solutions, Inc.
Table 2 (Cont.) - Unaudited Combined Results of Original and Expansion Markets Before allocation of Corporate Overhead (a)


                                Quarter Ended March 31, 2001                        Quarter Ended March, 2000
                   ----------------------------------------------------  ---------------------------------------------------
                         Original          Expansion                           Original           Expansion
                         Markets            Markets                            Markets             Markets
                    ------------------   -----------------               ------------------   -----------------
(dollars in           Class     Class     Class    Class       Total       Class    Class      Class    Class       Total
 thousands)            of         of       of        of      Operating       of       of         of       of      Operating
                      1996     1997/98    1999      2000     Results(a)     1996    1997/98     1999     2000     Results(a)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Revenue ........... $ 86,654  $ 16,322  $ 22,518  $  2,386   $  127,880  $  62,086  $  9,403  $ 10,587  $   ---   $   82,076

Direct Operating
 Expenses .........   25,247     5,827    28,280     2,326       61,680     15,641     5,121    13,873        24      34,659
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Gross Margin ......   61,407    10,495    (5,762)       60       66,200     46,445     4,282    (3,286)      (24)     47,417
Gross Margin
 Percentage .......    70.9%     64.3%    (25.6%)     2.5%        51.8%      74.8%     45.5%    (31.0%)      ---       57.8%

Sales, General
 and Administrative
 Expenses .........   28,766     5,614    18,082     4,330       56,792     26,607     4,379    16,672       735      48,393
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

EBITDA before
 allocation
 of Corporate
 Overhead (b) ..... $ 32,641  $  4,881  $(23,844) $ (4,270)  $    9,408  $  19,838  $    (97) $(19,958) $   (759) $     (976)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------
EBITDA as a
 Percentage
 of Revenues ......    37.7%     29.9%   (105.9%)  (179.0%)        7.4%      32.0%     (1.0%)  (188.5%)      ---       (1.2%)


                        March 2001 Quarter vs. March 2000 Quarter
                               Percentage Change Comparison
                    ---------------------------------------------------
                         Original          Expansion
                         Markets            Markets
                    ------------------   -----------------
Percent Change        Class     Class     Class    Class       Total
 Comparison            of         of       of        of      Operating
                      1996     1997/98    1999      2000     Results(a)
                    --------  --------  --------  --------   ----------

Revenues ..........    39.6%     73.6%    112.7%        NM        55.8%

Direct Operating
 Expenses .........    61.4%     13.8%    103.8%        NM        78.0%
                    --------  --------  --------  --------   ----------

Gross Margin ......    32.2%    145.1%     75.3%        NM        39.6%

Sales, General
 and Administrative
 Expenses .........     8.1%     28.2%      8.5%        NM        17.4%
                    --------  --------  --------  --------   ----------

EDITDA before
 allocation of
 Corporate
 Overhead (b) .....    64.5%        NM    (19.5%)       NM           NM
                    --------  --------  --------  --------   ----------



(a) Table 2 summarizes operating results before the allocation of corporate overhead for Adelphia Business Solutions' Original and Expansion Markets, grouped by the year or years in which operations commenced. Operating Results are presented before an allocation of Corporate Overhead for network operating control center, engineering and other administrative support functions totaling $22.2 million in the March 2001 quarter and $17.0 million in the March 2000 quarter.

(b) Earnings before interest, income taxes, depreciation and amortization restructuring charges, other income/expense and noncash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measure of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.


ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
TABLE 3 - CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)


                                                       December 31,  March 31,
                                                           2000        2001
                                                       ------------ -----------
ASSETS:
Current assets:
     Cash and cash equivalents                         $     3,543  $    17,048
     Accounts receivable - net                              79,650       89,323
     Other current assets                                   14,936       22,960
                                                       -----------  -----------
          Total current assets                              98,129      129,731

Restricted cash                                             54,178       37,462
Investments                                                 48,409       48,303
Property, plant and equipment - net                      1,534,612    1,640,528
Other assets - net                                         154,138      150,636
                                                       -----------  -----------
          Total                                        $ 1,889,466  $ 2,006,260
                                                       ===========  ===========

LIABILITIES, PREFERRED STOCK, COMMON STOCK AND
OTHER STOCKHOLDERS' (DEFICIENCY) EQUITY:

Current liabilities:

      Accounts payable                                 $   158,249  $    82,840
      Due to parent-net                                      1,544        7,262
      Due to affiliates-net                                  8,067        2,161
      Accrued interest                                      31,011       42,711
      Accrued interest-parent                                7,003       13,775
      Other current liabilities                             13,339       23,002
                                                       -----------  -----------
          Total current liabilities                        219,213      171,751

13% Senior discount notes due 2003                         291,891      302,133
12 1/4% Senior secured notes due 2004                      250,000      250,000
12% Senior subordinated notes due 2007                     300,000      300,000
Note payable                                               500,000      286,808
Other debt                                                  48,565       47,992
                                                       -----------  -----------
          Total liabilities                              1,609,669    1,358,684
                                                       -----------  -----------

12 7/8% Senior exchangeable redeemable preferred stock     297,067      306,851
                                                       -----------  -----------

Common stock and other stockholders' (deficiency) equity:
  Class A common stock, $0.01 par value, 800,000,000
     shares authorized, 35,848,366 and 47,742,608 shares
     outstanding, respectively                                 358          477
  Class B common stock, $0.01 par value, 400,000,000
     shares authorized, 35,143,859 and 86,624,693 shares
     outstanding, respectively                                 351          866
  Additional paid in capital                               678,140    1,128,587
  Class B common stock warrants                              1,022          904
  Unearned stock compensation                               (4,070)      (3,658)
  Accumulated deficit                                     (693,071)    (781,451)
                                                       -----------  -----------
          Total common stock and other stockholders'
           (deficiency) equity                             (17,270)     340,725
                                                       -----------  -----------
          Total                                        $ 1,889,466  $ 2,006,260
                                                       ===========  ===========